UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Quiksilver, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-14229	33-0199426
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

15202 Graham Street, Huntington Beach, California	92649
(Address of principal executive offices)	(Zip code)

Charles S. Exon (714) 889-2200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

1.01    Conflict Minerals Disclosure

Quiksilver, Inc. has reviewed its products to ascertain whether any contain the minerals tin, tantalum, tungsten or gold, which are defined under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) as conflict minerals (“Conflict Minerals”). Quiksilver has determined that during the reporting period, it contracted to manufacture certain products which contain Conflict Minerals necessary to the functionality or production of the products (the “Covered Products”). As a result of this determination and in accordance with the Final Rule of the Act, Quiksilver conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any Conflict Minerals in its Covered Products originated from the Democratic Republic of Congo or an adjoining country (the “Conflict Region”) or came from scrap or recycled sources. Based on the results of Quiksilver’s RCOI, it has no reason to believe that any Conflict Minerals in the Covered Products may have originated in the Conflict Region. A summary of Quiksilver’s RCOI is provided below.

As part of Quiksilver’s RCOI, it formed a Conflict Minerals Committee, created a policy prohibiting Conflict Minerals in its supply chain that are not “Conflict Free” or not from scrap or recycled sources, communicated the policy to supplies, and updated contracts with suppliers to reflect the new policy. Quiksilver prepared and distributed a questionnaire (the “Questionnaire”) based on the Electronic Industry Citizenship Coalition and Global eSustainability Initiative Template (EICC/GeSI) to suppliers contracted to manufacture products containing or potentially containing Conflict Minerals during the reporting period. The Questionnaire requires that suppliers verify that the Conflict Minerals included in the products they supply to Quiksilver are conflict free or are from scrap or recycled sources.

Quiksilver continues to work with its suppliers of products containing Conflict Minerals to ensure full compliance with its Conflict Minerals policy and requires that its suppliers complete a Questionnaire annually.

A copy of this Form SD is publicly available at www.quiksilverinc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Quiksilver, Inc.
(Registrant)

/s/ Charles S. Exon		June 2, 2014
By:	Charles S. Exon, Chief Legal Officer and Secretary	(Date)